May 8, 2025

Rafael Lizardi
Chief Financial Officer
Texas Instruments Inc
12500 TI Boulevard
Dallas, TX 75243

        Re: Texas Instruments Inc
            Form 10-K for the Fiscal Year Ended December 31, 2024
            For 10-Q for the Fiscal Quarter Ended March 31, 2025
            File No. 001-03761
Dear Rafael Lizardi:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

For 10-Q for the Fiscal Quarter Ended March 31, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - First Quarter 2025 Compared with First Quarter 2024, page 16

1. We note your effective tax rate declined to 8% in the first quarter of 2025. We further note that the reason for this decline is not addressed in any detail in your income tax footnote or in your MD&A analysis of results. Please revise future filings to explain in reasonable detail any significant fluctuations in your effective tax rate, including whether this resulted from an unusual or infrequent event that would cause reported financial information not to be necessarily indicative of future operating results.
Form 10-K for the Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 18

2. In future filings, please include a discussion of the economic or industry-wide factors that affect the quality of, and potential variability of, your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future
 May 8, 2025
Page 2

       performance. For example, you discussed during your quarterly earnings calls that your company's results were impacted by the industry-wide trend of semiconductor customers accumulating chip stockpiles during the pandemic to mitigate potential supply chain disruptions, which led to higher volumes of chip purchases during the pandemic, and the subsequent drawing down of their excess chip inventory led to reduced volumes of chip purchases. This factor is not discussed in your December 31,
       2024 Form 10-K or subsequent March 31, 2025 Form 10-Q. In addition, please consider addressing other broad economic or industrywide events or uncertainties as they occur. Refer to Item 303 of Regulation S-K and SEC Release Nos. 33-6835 and
       33-8350.
Results of Operations, page 19

3. We note your analysis of changes in revenue is limited to indicating that revenue from your Analog segment declined due to the product mix, and revenue from your
       Embedded Processing segment and revenue from other operations declined due to lower volume from lower demand. To better achieve the objective of providing sufficient insight for a reader to see the business through the eyes of management, please revise future filings to provide a more informative analysis of material changes in your revenue. In doing so, please disclose both the extent to which changes in each of price, volume, and product mix had a material impact on your consolidated and segment revenue and disclose management's insight into the reasons underlying those material changes in price, volume, and product mix. Refer to Item 303 of Regulation
       S-K and SEC Release Nos. 33-6835 and 33-8350.
4. We note your analysis of the segment profit measure used by the CODM, Operating
       Profit, on both a consolidated and segment basis and have the following comments:
           Where you indicate that multiple factors contributed to a material change in your results, including but not limited to your analysis of operating profit, please revise future filings to quantify the impact of each material factor identified.
           Additionally, please revise future filings to provide a more detailed analysis of material changes in your operating profit and, if appropriate, a separate detailed analysis of changes in revenue, cost of revenue, and operating expenses for each of your Analog and Embedded Processing segments and other operations.
5. Please revise future filings to include matters that had or are reasonably likely to have a material impact on the relationship between costs and revenues. For example, you mention during your year-end earnings calls that your Embedded Processing segment is disproportionately impacted by fixed manufacturing costs from your LFAB facility, contributing to a significantly larger decline in its 2024 operating profit margin as compared to your Analog segment. In addition, constructing or expanding fabrication facilities may impact your fixed costs in 2025 and could impact the relative allocation of costs between your segments. Refer to Item 303 of Regulation S-K and SEC
       Release Nos. 33-6835 and 33-8350.
Financial Condition, page 20

6. We note your inventory increased during each of 2023 and 2024, despite the fact that your sales volume declined in each of those two years. While you currently identify
 May 8, 2025
Page 3

       the increase in the dollar amount and days of inventory in 2024, please revise future filings to provide additional insight into the reasons underlying this increase. In doing so, please consider disclosing the strategic decision to bring production of your chips in-house, the gearing up of your LFAB facility, and that bringing production of your chips in-house and building up your inventory will better position you to meet the anticipated increase in demand in the next semiconductor cycle upturn. These items were mentioned during your quarterly earnings calls. Refer to Item 303 of Regulation
       S-K and SEC Release Nos. 33-6835 and 33-8350.
Note 2 - Basis of presentation and significant accounting policies and practices, page 32

7. Please revise future filings to disclose information about recently issued accounting standards you have not yet adopted, including:
           A brief description of the new standard, the date that adoption is required and the date that you plan to adopt, if earlier;
           A discussion of the methods of adoption allowed by the standard and the method that you expect to use; and
           A discussion of the impact that adoption of the standard is expected to have on the financial statements or that the effect is not known or reasonably estimable.
       Refer to SAB 74 (Topic 11M).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Jennifer Thompson at 202-551-3737 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing